Exhibit 3.1

ARTICLES OF AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

DOLPHIN ENTERTAINMENT, INC.,

A FLORIDA CORPORATION

Pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act, Dolphin Entertainment, Inc., a Florida corporation, Florida Document Number P14000097818, hereby adopts the following amendment to its Amended and Restated Articles of Incorporation:

Article III, Capital Stock, is hereby amended by adding the following paragraph at the end of Section A thereof:

Upon the filing and effectiveness (the “Effective Time”) of this amendment to the Corporation’s Amended and Restated Articles of Incorporation, as amended, pursuant to the Business Corporation Act of the State of Florida, each two (2) shares of Common Stock issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time shall, automatically and without action on the part of the respective holders thereof or the Corporation, be combined and converted into one (1) share of Common Stock, subject to treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split; rather, the fractional shares of Common Stock created as a result of the Reverse Stock Split shall be rounded up to the next whole number such that in lieu of fractional shares, each shareholder who would have otherwise been entitled to receive a fractional share of Common Stock shall instead receive a whole share of Common Stock as a result of the Reverse Stock Split.

The Amendment was adopted by the shareholders of the Corporation on September 24, 2024. The number of votes cast in favor of the Amendment by the shareholders was sufficient for its approval. The Effective Time of the Amendment shall be 12:01 am EST on October 16, 2024.

Dated: October 15, 2024	/s/ Mirta A Negrini Name: Mirta A. Negrini Title: Chief Financial Officer